U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rosenwald, M.D.,     Lindsay                 A.
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   (Last)               (First)                 (Middle)

   c/o Paramount Capital Asset Management, Inc., 787
   Seventh Avenue, 48th Floor
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                                    (Street)


   New York               NY                    10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   AVAX Technologies, Inc.  (AVXT)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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                                                                                                               By Aries Domestic
Common Stock               01/03/00       P               1,894       A      $6.750    2,027,542(2)  I         Fund, L.P.(1)
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                                                                                                               By Aries Domestic
Common Stock               01/03/00       P                 304       A      $6.750    2,027,542(2)  I         Fund II, L.P.(1)
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                                                                                                               By The Aries Master
Common Stock               01/03/00       P               4,302       A      $6.750    2,027,542(2)  I         Fund(1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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N/A
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
Explanation of Responses:

(1) See Attachment A.

(2) See Attachment B


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald, M.D.                              February 8, 2000
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
   Lindsay A. Rosenwald, M.D.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  ATTACHMENT A

Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of Aries Domestic Fund, L.P. ("Aries I") and Aries Domestic Fund II, L.P. ("Aries II") and also serves as the investment manager of The Aries Master Fund ("Master Fund" and collectively with Aries I and Aries II, the "Aries Funds"). Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.

                                  Attachment B

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 512,492 shares of Common Stock owned directly by Dr. Rosenwald, 17,000 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by Dr. Rosenwald and 320,951 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock or issuable upon exercise of Series B Placement Warrants owned directly by Dr. Rosenwald.

2. 21,250 shares of Common Stock owned by each of June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor.

3. 199,314 shares of Common Stock owned by Dr. Rosenwald's wife and trusts in favor of his minor children. Dr. Rosenwald disclaims beneficial ownership of such shares.

4. 307,105 shares of Common Stock owned directly by the Master Fund, 5000 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by the Master Fund, and 331,950 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock or issuable upon exercise of Series B Placement Warrants owned directly by the Master Fund. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Aries Funds, except to the extent of his pecuniary interest, if any.

5. 129,336 shares of Common Stock owned directly by Aries I, 6,250 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by Aries I, and 142,269 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock or issuable upon exercise of Series B Placement Warrants owned directly by Aries I. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Aries Funds, except to the extent of his pecuniary interest, if any.

6. 19,329 shares of Common Stock owned directly by Aries II. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Aries Funds, except to the extent of his pecuniary interest, if any.